

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2024

Thomas Fitzgerald
Interim Chief Executive Officer
Transcode Therapeutics, Inc.
6 Liberty Square, #2382
Boston, MA 02109

      Re: Transcode Therapeutics, Inc.
          Registration Statement on Form S-1
          Filed December 6, 2024
          File No. 333-283668

Dear Thomas Fitzgerald:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Adam Johnson